Exhibit (A)(9)

RUSSELL INVESTMENT FUNDS

AMENDMENT TO MASTER TRUST AGREEMENT

Regarding Designation of Sub-Trusts

AMENDMENT NO. 9 to the Master Trust Agreement dated July 11, 1996 (referred to herein as the “Agreement”), done this 5th day of December, 2006, by the Trustees under such Agreement.

WITNESSETH:

WHEREAS, Section 4.1 of the Agreement provides the Trustees shall have exclusive power without the requirement of shareholder approval to establish and designate such separate and distinct Sub-Trusts, and to fix and determine the relative rights and preferences as between the shares of the separate Sub-Trusts; and

WHEREAS, Section 4.1 of the Agreement authorizes the Trustees to establish and designate Sub-Trusts; and

WHEREAS, Section 4.2 of the Agreement provides that the Trustees may fix and determine certain relative rights and preferences of the shares of the Sub-Trusts in accordance with the provisions of such Section 4.2; and

WHEREAS, the Trustees wish to establish and designate additional Sub-Trusts and fix and determine certain relative rights and obligations of the shares of said Sub-Trusts; and

WHEREAS, Section 4.1 of the Agreement provides that a Trustee may act for such purpose without shareholder approval.

NOW, THEREFORE, the Trustees hereby establish and designate the following sub-trusts:

Section 4.2 Establishment and Designation of Sub-Trusts and Classes.

Without limiting the authority of the Trustees set forth in Section 4.1 of the Agreement to establish and designate any further Sub-Trusts, and without affecting the rights and preferences of any existing Sub-Trust or class of any existing Sub-Trust, the Trustees hereby establish and designate five additional Sub-Trusts designated as follows:

Conservative Strategy Fund

Moderate Strategy Fund

Balanced Strategy Fund

Growth Strategy Fund

Equity Growth Strategy Fund

The Sub-Trusts shall have all the relative rights and preferences granted by the Agreement to the existing Sub-Trusts including those listed in Section 4.2 of the Agreement shall represent an equal proportionate interest in the underlying assets and liabilities of that Sub-Trust, and shall generally have identical voting, dividend, liquidation and other rights, preferences, powers, restrictions, limitations, obligations, qualifications and terms and conditions as all other Shares of such Sub-Trust, except as set forth in the Master Trust Agreement.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands and seals for themselves and their assigns, as of the day and year first above written. This instrument may be executed in one or more counterparts, all of which shall together constitute a single instrument.

/s/ Thaddas L. Alston	/s/ Michael J. A. Phillips
Thaddas L. Alston	Michael J. A. Phillips

/s/ Paul E. Anderson	/s/ Raymond P. Tennison
Paul E. Anderson	Raymond P. Tennison

/s/ Kristianne Blake	/s/ Jack R. Thompson
Kristianne Blake	Jack R. Thompson

/s/ Daniel P. Connealy	/s/ Julie W. Weston
Daniel P. Connealy	Julie W. Weston

/s/ Jonathan Fine
Jonathan Fine